SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 11 June 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor & Company of the Bank of Ireland	2	Name of person discharging managerial responsibilities Wilbur L. Ross, Jr. - Director
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person WLR Recovery Fund IV, L.P. WLR IV Parallel ESC, L.P. WLR Recovery Fund V, L.P. WLR V Parallel ESC, L.P. WLR/GS Master Co-Investment, L.P.	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Notification in respect of persons named in 2. and 3.
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Stock of €0.05 per unit	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder
			Shareholder	Number of Shares disposed of
			Wilbur L. Ross, Jr.	1,000
			WLR Recovery Fund IV, L.P.	1,355,338,135
			WLR IV Parallel ESC, L.P.	5,018,519
			WLR Recovery Fund V, L.P.	312,899,989
			WLR V Parallel ESC, L.P.	314
			WLR/GS Master Co-Investment, L.P.	120,561,272
7	State the nature of the transaction Disposal of Ordinary Stock	8	Number of shares, derivatives or other financial instruments linked to them acquired NIL
9	Number of shares, derivatives or other financial instruments linked to them disposed of 1,793,819,229 units of Ordinary Stock	10	Price per share or derivative or other financial instrument linked to them or value of transaction €0.265
11	Date and place of transaction London, 9 June 2014	12	Date issuer informed of transaction 11 June 2014
13	Any additional information n/a	14	Name of contact and telephone number for queries HELEN NOLAN GROUP SECRETARY TEL: + 353 (0) 76 623 4710
	Person authorised on behalf of the issuer responsible for making the notification Helen Nolan Group Secretary Date of notification 11 June 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10
17	Description of class of share Ordinary Stock of €0.05 per unit	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 5.543%	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) NIL

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant N/A	22	Period during which or date on which it can be exercised N/A
23	Total amount paid (if any) for grant of the option N/A	24	Description of shares involved (class and number) N/A
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	26	Total number of shares over which options are held following notification N/A
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan Group Secretary Date of notification 11 June 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 11 June 2014